

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 14, 2026

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 20, LLC
1 World Trade Center, 57th Floor
New York, NY 10007

>   **Re: Masterworks Vault 20, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed April 23, 2026**
>   **File No. 024-12748**

Dear Joshua Goldstein:

   This is to advise you that we do not intend to review your offering statement.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Alyssa Wall at 202-551-8106 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services